Exhibit 99.1

ICI COMPLETES SALE OF SYNETIX BUSINESS OUTSIDE INDIA

Imperial Chemical Industries PLC has completed the sale of its catalyst business, Synetix, outside India, to Johnson Matthey plc. Gross proceeds of £241 million were received today.

ICI will receive a further £19 million on completion of the sale of ICI India's catalyst business, which is subject to the approval of ICI India's shareholders. This is expected during the fourth quarter.

ICI expects total net proceeds, after tax and other costs, of about £210 million, which will be used to reduce group indebtedness.

The transaction was first announced on September 23, 2002.

ends

November 1, 2002